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                             August 26, 2022

       James E. Sinople
       Chief Financial Officer
       Nuveen Global Cities REIT, Inc.
       730 Third Avenue, 3rd Floor
       New York , NY 10017

                                                        Re: Nuveen Global
Cities REIT, Inc.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Response Dated July
15, 2022
                                                            File No. 000-56273

       Dear Mr. Sinople:

               We have reviewed your July 15, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2021

       Net Asset Value, page 67

   1. We note your response to comment 1. Please expand your disclosure to include a discussion of the
specific methodologies used to determine the fair value of each class of asset or liability that
makes up your net asset value (e.g. discounted cash flow, direct capitalization,
comparable sales). Your disclosure should include a discussion of the significant inputs used
to value each class of asset or liability including a sensitivity analysis where
applicable.
 James E. Sinople
FirstName LastNameJames
               Cities REIT,E.Inc.
                               Sinople
Nuveen Global
Comapany
August 26, NameNuveen
           2022         Global Cities REIT, Inc.
August
Page 2 26, 2022 Page 2
FirstName LastName
       You may contact Paul Cline at 202-551-3851 or Robert Telewicz at 202-551-3438 if you
have questions any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction